UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
Tango Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)

87583X109

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2024

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87583X109

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 87583X109

1	NAMES OF REPORTING PERSONS
Braslyn Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,961

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,961

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 87583X109

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,961

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,961

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

With respect to Joe Lewis, Braslyn Ltd. (“Braslyn”) and Boxer Asset Management Inc. (“Boxer Management,” and together with Mr. Lewis and Braslyn, the “Reporting Persons”), this amendment (this “Amendment No. 4”) further amends and supplements the statement on Schedule 13D filed on August 20, 2021 (the “Original Filing”) by BCTG Holdings, LLC (“BCTG Holdings”), Boxer Capital, LLC (“Boxer Capital”), Boxer Management, MVA Investors, LLC (“MVA Investors”), Aaron I. Davis and Mr. Lewis with respect to the Common Stock, par value $0.001 (the “Common Stock”) of Tango Therapeutics, Inc. (the “Issuer”), as previously amended and filed on January 4, 2022 (“Amendment No. 1”), August 16, 2023 (“Amendment No. 2”) and October 18, 2023 (“Amendment No. 3”). Amendment No. 1 was an original filing for Braslyn. On October 10, 2024, Boxer Capital entered into an investment management agreement (the “IMA”) with Boxer Capital Management LLC (“BCM”), a registered investment advisor controlled by Mr. Davis. Pursuant to the IMA, Boxer Capital has delegated exclusive voting and investment power over its investment portfolio to BCM. Consequently, BCM has acquired beneficial ownership of the securities held in Boxer Capital’s investment portfolio and, without reflecting any change in its economic interest in such securities, Boxer Capital has thereby ceased to beneficially own the securities held in its investment portfolio, including shares of Common Stock. Consequently, each of Boxer Management and Mr. Lewis has ceased to beneficially own the securities held in Boxer Capital’s investment portfolio. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby. The Reporting Persons report herein that they have ceased to beneficially own more than 5% of the outstanding shares of Common Stock. On or about the day of this filing, Boxer Capital, MVA Investors, BCTG Holdings and Mr. Davis are independently amending the Original Filing with respect to themselves, which filing is being joined by BCM; see that filing for any required information pertaining to any of them.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:
This Schedule 13D is jointly filed by Boxer Management, Braslyn and Mr. Lewis.
Boxer Management, a Bahamian international business company, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Braslyn is a corporation organized under the laws of the Bahamas. Mr. Lewis is the sole indirect owner of and controls Boxer Management and Braslyn. Each of Boxer Management and Braslyn are primarily engaged in the business of investing in securities. Mr. Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital and Braslyn.
The address of each of Boxer Management, Braslyn and Mr. Lewis for purposes of this filing is: Albany Financial Center, Suite 207, Lewis Drive, N7776, New Providence, Bahamas.
Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of Boxer Management and Braslyn, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Management and Braslyn.
Except as set forth on Schedule B to this Schedule 13D, none of the Reporting Persons nor any of the individuals identified on Schedule A to this Schedule 13D has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosure set forth below in Item 4 is hereby incorporated herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On October 10, 2024, Boxer Management, Boxer Capital and BCM entered into the IMA, pursuant to which Boxer Capital has delegated exclusive voting and investment power over its investment portfolio to BCM. Consequently, BCM has acquired beneficial ownership of the shares of Common Stock held by Boxer Capital and, without reflecting any change in its economic interest in such securities, Boxer Capital has thereby ceased to beneficially own the securities held in its investment portfolio, including shares of Common Stock. Consequently, each of Boxer Management and Mr. Lewis has ceased to beneficially own the securities held in Boxer Capital’s investment portfolio.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

All percentages are based on 107,144,465 shares of the Issuer’s Common Stock outstanding as of August 1, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 26,961 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or to direct the vote:
None of the Reporting Persons has the sole power to vote or to direct the vote of shares of the Common Stock.
(ii)	Shared power to vote or to direct the vote:
Braslyn and Mr. Lewis have shared power to vote or to direct the vote of 26,961 shares of Common Stock.
(iii)	Sole power to dispose or to direct the disposition of:
None of the Reporting Persons has the sole power to dispose or direct the disposition of shares of the Common Stock.
(iv)	Shared power to dispose or to direct the disposition of:
Braslyn and Mr. Lewis have shared power to dispose or direct the disposition of 26,961 shares of Common Stock.
(c) Other than as described herein in Item 4 or transactions previously reported on Form 4, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.
(d) Not applicable.
(e) As described in Item 4, as of October 10, 2024, Boxer Management, Braslyn and Mr. Lewis ceased to beneficially own more than 5% of the outstanding shares of Common Stock.
Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 3	Joint Filing Agreement, dated October 15, 2024, among Boxer Management, Braslyn and Mr. Lewis.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 15, 2024

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director
BRASLYN LTD.

By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director
JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
 In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Common Stock, $0.001 par value per share, of Tango Therapeutics, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated: October 15, 2024.

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director

BRASLYN LTD.

By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS
BOXER ASSET MANAGEMENT INC.
The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is Albany Financial Center, Suite 207, Lewis Drive, N7776, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Paul Higgs	Director, Vice President	United States
BRASLYN LTD.
The executive officers and directors of Braslyn Ltd. are set forth below. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Braslyn.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship
Joe Lewis	Director, President	Private Investor	Albany Financial Center, Suite 207, Lewis Drive, N7776, New Providence, Bahamas	United Kingdom

Paul Higgs	Director, Vice President, Secretary	Accountant	Albany Financial Center, Suite 207, Lewis Drive, N7776, New Providence, Bahamas	Bahamas

SCHEDULE B

On January 24, 2024, Mr. Lewis pled guilty before the Hon. Jessica G.L. Clarke, in the United States District Court for the Southern District of New York, to one count of conspiracy to commit securities fraud and two counts of securities fraud, in violation of 18 U.S.C. § 371, 15 U.S.C. § 78(b) and 78ff. On April 4, 2024, Judge Clarke sentenced Mr. Lewis to three years of probation, a fine of $5 million and a special assessment of $300.

Separately, on April 3, 2024, Mr. Lewis reached an agreement with the U.S. Securities and Exchange Commission to settle a civil lawsuit brought against him by the Commission in the United States District Court for the Southern District of New York alleging insider trading violations of the federal securities laws. Mr. Lewis agreed to pay a civil penalty of $1,636,645.11 and agreed to be permanently enjoined by the District Court from violating Section 10(b) of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.